Exhibit 99.1

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the
Council of 16 April 2014 on market abuse (market abuse regulation)

9 October 2023 – 08:00 a.m. CET

_______________________________________

AGREEMENT BETWEEN REFERENCE SHAREHOLDERS

ANTWERP, Belgium, 9 October 2023 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) announces today that its two reference shareholders, CMB NV (“CMB”) and Frontline plc/Famatown Finance Limited (“Frontline”), have reached agreement on a transaction involving the Company that puts an end to the deadlock arising from their entrenched differences over strategy, while offering other shareholders the opportunity to realise cash value for their investment.

The transaction comprises three interdependent agreements:

•	CMB will acquire Frontline’s 26.12% stake in the Company for $18.43 per share (the “Share Sale”);
•	Frontline will acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion (the “Fleet Sale”);
•	The Company’s pending arbitration action against Frontline and affiliates will be terminated (the “Settlement Agreement”).

Following its acquisition of Euronav shares from Frontline, CMB will own 49.05% of the Company’s issued shares (representing 53% of the voting rights in Euronav). Euronav holds 8.23% of its shares in treasury. In compliance with Belgian takeover rules, CMB will launch a mandatory public takeover offer (“the Offer”) for all outstanding shares in the Company that are not already owned by CMB or its affiliates, at a price of $18.43 per share, reduced on a dollar-for-dollar basis by the gross amount per share of any future distributions by Euronav to its shareholders with an ex-dividend date prior to the settlement date of the Offer. The Offer price will be paid in cash.

The agreements to which the Company is party, namely the Fleet Sale for a price reflecting market value and the Settlement Agreement, fall within the scope of the related parties transactions procedure under Belgian law. They have been approved by the Euronav Supervisory Board, on the advice of the Independent Directors’ Committee stating that a continuing governance, structural and strategic deadlock between Euronav’s reference shareholders may adversely impact the Company’s ability to adapt to customer expectation and market evolutions, which is expected to become value destructive in the longer term.
More detail can be found in the announcement attached to this press release.

Lieve Logghe, Euronav CFO and interim CEO, stated: “After many months of uncertainty, the transaction announced today leverages the value that Euronav and its people have created through many years of hard work. It represents a balanced outcome for shareholders, who now have the choice between realising that value in cash or following Euronav in a new strategic direction under a new controlling shareholder.”

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the
Council of 16 April 2014 on market abuse (market abuse regulation)

9 October 2023 – 08:00 a.m. CET

_______________________________________

Transaction details

The transaction consists of three distinct agreements, each of which is dependent upon the approval and implementation of the other two:

i)	CMB to purchase all Euronav shares held by Frontline
CMB has entered into the Share Sale with Frontline to acquire all of the 57,479,744 Euronav shares currently owned by Frontline (representing 26.12% of Euronav’s issued shares), for a purchase price of USD 18.43 per share.

The completion of the Share Sale is subject to merger control approvals and approval by a Special General Meeting (SGM) of Euronav shareholders of the conditionality of the Fleet Sale on the completion of the Share Sale in accordance with Article 7:151 of the Belgian Code of Companies and Associations.

ii)	Frontline to acquire 24 VLCC tankers from Euronav for an aggregate purchase price of $2.35 billion, subject to completion of the Share Sale.
The Vessel Sale from Euronav to Frontline covers vessels with an average age of 5.3 years (see list in appendix) and is subject to merger control approvals and approval by a Special General Meeting (SGM) of Euronav shareholders of the conditionality of the Fleet Sale and the Settlement Agreement on the completion of the Share Sale in accordance with Article 7:151 of the Belgian Code of Companies and Associations. The cash price is subject to a price adjustment mechanism to reflect final delivery schedules.

iii)	Euronav’s pending arbitration action against Frontline to be terminated.
As an integrated part of a proposed package deal to resolve the deadlock, the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from their combination agreement will be terminated. No cash consideration is included in the Settlement Agreement. Without settlement, the case would have posed a significant obstacle to the resolution of the governance deadlock between the Company’s reference shareholders.

Mandatory takeover offer

Following the completion of the Share Sale, expected in Q4 2023, CMB’s shareholding will exceed the 30% threshold at which the acquirer is compelled under Belgian law to launch a mandatory takeover offer (“the Offer”). CMB will need to publish an Offer prospectus and launch its Offer for all outstanding Euronav shares. The Offer will be at a price of $18.43 per share, reduced on a dollar-for-dollar basis by the gross amount per share of any future distributions by Euronav to its shareholders with an ex-dividend date prior to the settlement date of the Offer. The Offer price will be paid in cash. Until the completion of the Share Sale, the Company will not distribute any dividends to its shareholders.

The Offer price is in line with Euronav’s net asset value (NAV) and, as such, representative of the Company’s intrinsic value in a context where most listed peers trade at a discount to NAV.  Prior to the Offer launch, CMB will already hold a controlling stake in the Company.

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the
Council of 16 April 2014 on market abuse (market abuse regulation)

9 October 2023 – 08:00 a.m. CET

_______________________________________

The Offer, once made, which will carry no acceptance threshold and will provide Euronav shareholders with a choice between selling at a price that reflects the Company’s intrinsic value or remaining invested in a listed entity whose new controlling shareholder has stated an intention to change its strategic direction, as further outlined in CMB’s press release of 9 October 2023.

Euronav notes that CMB intends to maintain Euronav’s listing on Euronext Brussels and the New York Stock Exchange, and therefore has no intention to launch a squeeze-out bid following the closing of the Offer.

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the
Council of 16 April 2014 on market abuse (market abuse regulation)

9 October 2023 – 08:00 a.m. CET

_______________________________________

Indicative timetable

9 October, 2023	Announcement of proposed transaction
Signature of the related contracts

Q4 2023	Convening of Special General Meeting (SGM) announced

2 November, 2023	Euronav Q3 results

Q4 2023	SGM

Q4 2023	Share Sale completion and settlement
Fleet Sale completion and settlement

Q1 2024	CMB launches mandatory offer (MTO) for Euronav (art 5)

Q1 2024	Targeted approval date of MTO Prospectus

Q1/Q2 2024	Targeted close of acceptance period for MTO

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the
Council of 16 April 2014 on market abuse (market abuse regulation)

9 October 2023 – 08:00 a.m. CET

_______________________________________

APPENDIX

List of vessels to be acquired by Frontline from the Euronav fleet

Build year	No.	Vessels
2015	1	Dominica
2016	9	Alboran, Alex, Alice, Andaman, Anne, Arafura, Aral, Desirade, , Drenec
2017	5	Amundsen, Aquitaine, Ardeche, Hatteras, Heron
2019	1	Derius
2020	1	Dalis
2021	4	Delos, Dickens, Diodorus, Doris
2023	3	Camus, Cassius, Clovis

Contact:
Contact: Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Agreement between reference shareholders – 9 October 2023

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further one under construction), 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the
Council of 16 April 2014 on market abuse (market abuse regulation)

9 October 2023 – 08:00 a.m. CET

_______________________________________

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risk that the proposed transaction may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of Euronav’s stockholders will tender their shares in the tender offer, the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement, including customers, the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defence, indemnification and liability, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Disclaimer

This announcement does not constitute a formal notification of a public takeover bid within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. CMB has advised us that, if the Share Sale is completed and CMB becomes obliged to launch the Offer, full details thereof will be included in the prospectus to be filed with the Belgian Financial Services and Markets Authority.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require CMB or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the
Council of 16 April 2014 on market abuse (market abuse regulation)

9 October 2023 – 08:00 a.m. CET

_______________________________________

Important information for U.S. investors about the proposed transaction

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any ordinary shares or other securities. If and at the time a tender offer is commenced, CMB has advised us that it intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, which will be mailed to Euronav’s shareholders and Euronav will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

U.S. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by CMB and Euronav, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the tender offer statement on Schedule TO.

ANNOUNCEMENT Announcement in application of Article 7:116, §4/1 BCCA 9 October 2023 – 08:00 a.m. CET _______________________________________

ANTWERP, Belgium, 9 October 2023 – Yesterday evening, the Supervisory Board of Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) approved the entry by Euronav into a partial fleet sale and an arbitration settlement, as part of a set of transactions involving Euronav’s reference shareholders, Frontline plc/Famatown Finance Limited (“Frontline”) and CMB NV (“CMB”), owners of respectively 26.124% and 22.929% of the shares in Euronav.

The broader set of transactions comprises three interdependent agreements:

(i)	the sale by Frontline of all its Euronav shares to CMB , followed by a mandatory public takeover offer by CMB on all outstanding Euronav shares (the “Share Sale”);
(ii)	the sale of part of the Euronav fleet (24 vessels) to Frontline (the “Fleet Sale”);
(iii)	the settlement of the arbitration proceedings initiated by Euronav in connection with the termination by Frontline of the combination agreement dated 10 July 2022 (the “Settlement Agreement”).

Frontline, as counterparty to the Fleet Sale and the Settlement Agreement, is a related party of the Company within the meaning of IAS 24. The Fleet Sale and the Settlement Agreement (together the “Related Party Transactions”) are therefore subject to the procedure provided for in Article 7:116 BCCA, which applies to any decision or transaction made in execution of a decision of the Supervisory Board of a listed company relating to a related party.

During its meeting of 8 October 2023, the Supervisory Board has decided to enter into the transaction documents setting out the terms and conditions for the Related Party Transactions.

The fundamental difference in view on the medium- to long-term strategy of the Company between Frontline and CMB has led to a strategic deadlock within the Company. This is reinforced by a structural deadlock resulting from the fact that each of Frontline and CMB has a blocking minority on structural decisions and the existence of various factions within the Supervisory Board. The Related Party Transactions form, together with the Share Sale, an integral solution for this deadlock.

The Related Party Transactions are conditional upon completion of the Share Sale. In addition, the Fleet Sale and the Share Sale are conditional upon, inter alia, the obtention of regulatory approvals.

A Committee of three independent members of Euronav’s Supervisory Board has reviewed the terms and conditions of the transaction documents for the Related Party Transactions in accordance with the provisions of Article 7:116 BCCA and has issued a written reasoned advice to the Supervisory Board. In its advice, the Committee stated that it is of the view that in light of the integrated long-term solution to the deadlock within Euronav, the Fleet Sale and the Settlement Agreement are not manifestly unlawful in nature and that it is unlikely that the Fleet Sale and the Settlement Agreement would result in disadvantages to Euronav that are not outweighed by benefits to Euronav. The Committee therefore advised favourably on the proposed Fleet Sale and Settlement Agreement.

ANNOUNCEMENT Announcement in application of Article 7:116, §4/1 BCCA 9 October 2023 – 08:00 a.m. CET _______________________________________

The Share Sale
The Share Sale will trigger the requirement for CMB to launch a mandatory takeover offer on all shares of Euronav, at the same price as the Share Sale. Accordingly, all shareholders of Euronav will have the opportunity to sell their shares for the same price at which Frontline will have sold its shares to CMB.

The Fleet Sale
The aggregate purchase price for the Fleet Sale amounts to USD 2.350 billion, payable in cash, which has been determined on the basis of an average of three broker valuations. The Committee of Independent members of the Supervisory Board further obtained asset valuations from another broker, which was in line with this valuation. The Committee further considered the Price/NAV ratios of selected precedent transactions, concluding on an average Price/NAV ratio of 0.9x and a median of 1.0x, which is in line with the ratio applied for the Fleet Sale.

The Fleet Sale would provide capital to Euronav to implement, with CMB as controlling shareholder, strategic change through the acquisition of a more diversified fleet in the future.

The Settlement
Through the Settlement Agreement, Euronav will waive its claims against Frontline in connection with the termination by Frontline of the combination agreement dated 10 July 2022, without financial compensation, subject to completion of the Share Sale. The Company has been requested by the reference shareholders to consider the deadlock solution as one package. Frontline has also indicated that it will not enter into the Fleet Sale or the Share Sale without the Settlement Agreement. On this basis, the Settlement Agreement is considered as an integrated part of a proposed package deal to resolve the deadlock. The Committee is of the opinion that the potential receipt of one-time compensatory damages would not outweigh the potential value destruction to the Company caused by the continuation of the governance deadlock over a longer period of time. In addition, the Committee notes that the arbitration proceedings will only be terminated following completion of the Share Sale.

The assessment carried out by Euronav’s statutory auditor in accordance with Article 7:116 BCCA provides as follows: Based on our assessment, nothing has come to our attention that makes us to believe that the financial and accounting data referred to in the opinion of the committee of independent members of the supervisory board dated 8 October 2023 or in the minutes of supervisory board dated 8 October 2023, motivating the proposed transaction, are not consistent in all material respects with the information available to us in the context of our assignment.

The Committee has been assisted by Lazard BV/SRL as financial advisors, and by Linklaters LLP as legal advisors.